                              DATATEC SYSTEMS, INC.
                                 23 Madison Road
                           Fairfield, New Jersey 07004

                                               February 21, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                       Re:  Datatec Systems, Inc.
                            Registration Statement on Form S-3
                            File No. 333-87466
                            Form RW (Request for Withdrawal)

Ladies and Gentlemen:

            Pursuant to Rule 477 under the  Securities  Act of 1933, as amended,
Datatec  Systems,   Inc.  (the  "Company")  hereby  respectfully   requests  the
withdrawal of its  registration  statement on Form S-3, File No.  333-87466 (the
"Registration  Statement").  No  securities  have been or will be sold under the
Registration Statement.

            The Company is requesting  withdrawal of the Registration  Statement because it is no longer  eligible to file  registration  statements  on Form S-3 and, as a result, has filed a new registration statement on Form S-1 registering the securities initially covered by the Registration Statement.

            Accordingly,  we request an order  granting  the  withdrawal  of the
Registration  Statement be issued by the Securities  and Exchange  Commission as soon as possible.

            If you have any questions regarding this matter,  please contact the undersigned  at (973) 808-4000 or Robert H.  Friedman,  Esq. of Olshan  Grundman
Frome Rosenzweig & Wolosky LLP at (212) 451-2220.

                                             Very truly yours,

                                             Datatec Systems, Inc.

                                             By: /s/ Isaac Gaon
                                                 -------------------------------
                                             Name:  Isaac Gaon
                                             Title: Chief Executive Officer